Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Bespoke Capital Acquisition Corp. (the “Company” or “BCAC”)
Third Floor, 115 Park Street
London, England
W1K7AP

Item 2.	Date of Material Change

February 4, 2021

Item 3.	News Release

The Company issued a news release with respect to the material change through the facilities of GlobeNewswire on February 4, 2021, a copy of which was subsequently filed on SEDAR.

Item 4.	Summary of Material Change

On February 4, 2021, the Company, a special purpose acquisition corporation (SPAC), and Vintage Wine Estates, Inc. (“VWE”), announced that they have entered into a definitive transaction agreement (the “Transaction Agreement”) for a business combination that would result in VWE becoming a publicly traded company. On closing of the transactions contemplated by the Transaction Agreement, the Company is expected to be renamed “Vintage Wine Estates, Inc.” (referred to herein as “New VWE Holdco”). The transactions contemplated by the Transaction Agreement are intended to constitute the Company’s qualifying acquisition pursuant to the TSX Company Manual.

The Company will file on SEDAR and with the Canadian securities regulatory authorities in each of the provinces and territories of Canada (other than Québec) a non-offering preliminary prospectus containing disclosure regarding VWE and the Transaction (as defined below). The Company will also prepare and deliver an information circular relating to the Transaction containing further details regarding the terms and conditions of the Continuance (as defined below), the Merger (as defined below) and such other matters to be considered at a special meeting of the Company’s shareholders (the “BCAC Shareholders’ Meeting”). BCAC also intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a consent solicitation statement/prospectus, which will include a consent solicitation statement of VWE and a prospectus of BCAC.

Item 5.	Full Description of Material Change

On February 4, 2021, the Company and VWE announced that they have entered into the Transaction Agreement pursuant to which, among other things, BCAC will acquire, all of the equity of VWE (the “Transaction”) by way of a merger between VWE and a wholly owned subsidiary of BCAC (“Merger Sub”). The Transaction is intended to constitute the Company’s qualifying acquisition pursuant to the TSX Company Manual.

As part of the Transaction, among other things, (i) BCAC will change its jurisdiction of incorporation from the Province of British Columbia to the State of Nevada (the “Continuance”); (ii) Merger Sub will merge with and into VWE with VWE surviving the merger as a wholly owned subsidiary of BCAC (the “Merger”); and (iii) BCAC will change its name to “Vintage Wine Estates, Inc.” All outstanding BCAC Class A restricted voting shares (the “Class A Restricted Shares”) and the outstanding BCAC Class B shares (the “Founder’s Shares”) held by the Bespoke Sponsor Capital LP (the “BCAC Sponsor”) will be converted on a one-to-one basis into shares of common stock of New VWE Holdco (“New VWE Holdco Common Stock”) and the outstanding BCAC share purchase warrants will continue and remain outstanding on a one-for-one basis as share purchase warrants of New VWE Holdco (“New VWE Holdco Warrants”).

Following completion of the Transaction, New VWE Holdco will own 100% of VWE and, assuming no redemptions of Class A Restricted Shares and no exercise of BCAC dissent rights in connection with the Continuance, former holders’ of VWE’s equity securities will collectively own an approximately 39% equity and voting interest in New VWE Holdco.

The Continuance, the Merger and related matters will be considered at the BCAC Shareholders’ Meeting, expected to be held in the second quarter of 2021. BCAC will also provide holders of Class A Restricted Shares the opportunity to redeem all or a portion of their Class A Restricted Shares in accordance with BCAC’s organizational documents.

The VWE board of directors has determined that the Transaction Agreement and the Transaction are in the best interests of VWE and the BCAC board of directors has determined that the Transaction Agreement and the Transaction are in the best interests of BCAC. The BCAC board of directors has recommended that BCAC shareholders vote in favor of the Continuance, the Merger and related matters.

Concurrently with entering into the Transaction Agreement, the BCAC Sponsor entered into a support agreement, pursuant to which it agreed, among other things, to vote in favor of the Continuance, the Merger and related matters and certain VWE shareholders entered into a support agreement pursuant to which they agreed, among other things, to vote in favor of the Transaction.

Concurrent withthe consummation of the Transaction, the VWE shareholders and the BCAC Sponsor will enter into an investor rights agreement (the “Investor Rights Agreement”), which will provide for, among other things, voting agreements, registration rights and certain other restrictions.

The completion of the Transaction is not subject to any financing or minimum cash requirement, but is subject to BCAC and VWE shareholder approval, securities law compliance and customary conditions to the parties’ obligations to consummate the Transaction.

Prior to the signing of the Transaction Agreement, funds managed by Wasatch Global Investors acquire a US$28 million stake in VWE from existing VWE shareholders.

Transaction Agreement

The description of the Transaction Agreement below is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Transaction Agreement, a copy of which may be found on the Company’s profile on SEDAR at www.sedar.com.

In connection with the Transaction (i) BCAC will effect the Continuance, (ii) Merger Sub and VWE will effect the Merger and (iii) BCAC will change its name to “Vintage Wine Estates, Inc.”

Pursuant to the terms of the Transaction Agreement, the holders of VWE capital stock (other than holders of dissenting shares and certain excluded shares) will receive New VWE Holdco Common Stock with a deemed issue price of US$10.00 per share with an aggregate value of US$306.9 million (subject to certain adjustments and holdbacks and dollar-for-dollar reduction for the cash consideration described below). Certain VWE minority shareholders and the holders of securities issued under VWE’s existing equity incentive plan will receive aggregate cash consideration of approximately US$41 million in exchange for the redemption or cancellation of such VWE securities.

Completion of the Transaction remains subject to the satisfaction or waiver of certain customary conditions, including, among other things: (a) the receipt of BCAC shareholder approval, approving the Continuance, the Merger and related matters; (b)  the effectiveness of a registration statement on Form S-4 and the issuance by the Ontario Securities Commission of a final receipt for BCAC’s non-offering prospectus; (c) the approval of the Toronto Stock Exchange (the “TSX”); (d) the approval for listing of the New VWE Holdco Common Stock and the New VWE Holdco Warrants on Nasdaq; (e)  the expiration or termination of any waiting period (and any extension thereof) and receipt of all required consents applicable to the Transaction under applicable antitrust laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976; and (f) the occurrence of the Continuance.

The Transaction Agreement may be terminated prior to closing of the Transaction by the mutual written consent of the parties. The Transaction Agreement also contains an outside date of May 15, 2021 (assuming no extension to BCAC’s permitted timeline) and may also be terminated if the Transaction is enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable order of a governmental entity of competent jurisdiction. Either party may also terminate the Transaction Agreement if the other party breaches a representation, warranty or covenant such that closing conditions would not be satisfied (so long as the terminating party is not in breach of the Transaction Agreement). Both BCAC and VWE may also terminate the Transaction Agreement if the other party’s board of directors changes its recommendation to its shareholders regarding the Transaction or if the approval of the other party’s shareholder approval is not obtained. BCAC may also terminate if BCAC shareholder approval is not obtained.

Lock-Ups, Forfeiture and Registration Rights

Concurrently with entering into the Transaction Agreement, the BCAC Sponsor entered into a support agreement, pursuant to which it agreed, among other things, to vote in favor of the Continuance and the Merger. In addition, certain VWE shareholders entered into a voting and support agreement pursuant to which such VWE shareholders agreed, among other things, to vote in favor of the Transaction Agreement, the Merger and the other transactions contemplated by the Transaction Agreement.

As a condition to and concurrent with the consummation of the Transaction, certain VWE shareholders and the BCAC Sponsor will enter into the “Investor Rights Agreement”), which will provide for, among other things, voting agreements, registration rights and certain restrictions contained therein. The parties to the Investor Rights Agreement will agree, among other things, (i) that, subject to certain exceptions, they will not directly or indirectly, for a period of at least 18 months following closing of the Transaction, in the case of the BCAC Sponsor and certain significant VWE shareholders, and a period of at least 6 months following closing of the Transaction, in the case of certain other VWE shareholders party to the Investor Rights Agreement, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of New VWE Holdco Common Stock, or any options or warrants to purchase any shares of New VWE Holdco Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of New VWE Holdco Common Stock, or any interest in any of the foregoing; (ii) that certain significant VWE shareholders and the BCAC Sponsor will have the right to nominate directors to the board of directors of New VWE Holdco until the 2028 annual shareholders meeting of New VWE Holdco; and (iii) that certain significant VWE shareholders and the BCAC Sponsor will have certain registration rights during the term of the Investor Rights Agreement.

Pursuant to the Transaction Agreement, the BCAC Sponsor has also agreed to surrender to BCAC 3,000,000 of its Founder’s Shares and 4,000,000 BCAC share purchase warrants.

Timing and Additional Information

In connection with the Transaction, the Company will file a preliminary non-offering prospectus, which will include disclosure regarding the Transaction and New VWE Holdco assuming completion of the Transaction. The Company will also prepare and deliver an information circular relating to the Continuance, the Merger and other matters to be considered at the BCAC Shareholders’ Meeting in the second quarter of 2021. It is currently expected that the BCAC Shareholders’ Meeting will be held on or about April 30, 2021.

Holders of the Class A Restricted Shares will have a right to redeem all or a portion of their Class A Restricted Shares if they deposit their shares for redemption prior to the redemption deadline, with the redemption being effective, subject to applicable law, immediately following the Continuance. The deadline for the exercise of the redemption right and additional details will be announced shortly after the receipt for the Company’s final non-offering prospectus is obtained.

Completion of the Transaction is currently expected to occur in the second quarter of 2021. Upon closing of the Transaction, the shares of New VWE Holdco Common Stock and New VWE Holdco Warrants are expected to be listed for trading on the Nasdaq under new ticker symbols “VWE” and “VWEWW”, and on the TSX under the symbols “VWE.U” and “VWE.WT.U”, respectively.

A copy of the Transaction Agreement has been, and a copy of the Company’s non-offering prospectus and the Company’s information circular will be, filed on the SEDAR website at www.sedar.com under the Company's profile.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Senior Officer

Mark Harms

Chief Executive Officer

information@bespokecp.com

+44 02070168050

Item 9.	Date of Report

February 12, 2021

Forward Looking Information

This material change report may contain forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of U.S. securities laws (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “intend,” “may,” “model,” “outlook,” “plan,” “pro forma,” “project,” “seek,” “should,” “will,” “would” or other similar expressions that indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding the completion of, and matters relating to, the Transaction; required approvals including by the Company’s shareholders at the BCAC Shareholders’ Meeting; statements concerning the listing of the New VWE Holdco Common Stock and NEW VWE Holdco Warrants on the Nasdaq and the TSX following closing of the Transaction; the anticipated effects of the Transaction; and statements concerning New VWE Holdco following closing of the Transaction, including New VWE Holdco’s expected ownership, management team and operations. These statements are based on various assumptions, whether or not identified in this material change report, and on the current expectations of BCAC’s management and are not guarantees of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of BCAC. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others: the effect of economic conditions on the industries and markets in which VWE currently operates and in which New VWE Holdco will operate, including financial market conditions, fluctuations in prices, interest rates and market demand; the ability of the parties to successfully or timely consummate the Transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect New VWE Holdco or the expected benefits of the Transaction or that the approval of the shareholders of BCAC or VWE is not obtained; failure to realize the anticipated benefits of the Transaction; the amount of redemptions and the exercise of BCAC dissent rights, if any, made by BCAC’s shareholders in connection with the Transaction; the potential adverse effects of the ongoing COVID-19 pandemic on New VWE Holdco’s business and the U.S. economy; possible departures from New VWE Holdco’s senior management team; and those factors discussed in documents of BCAC filed, or to be filed, with Canadian securities regulatory authorities or the SEC. There may be additional risks that BCAC does not know or that BCAC currently believes are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect BCAC’s expectations, plans or forecasts of future events and views as of the date of this material change report. BCAC undertakes no obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements.